Exhibit 5.1
May 22, 2008
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803
Re:      Registration Statement on Form S-8
Ladies and Gentlemen:
     I have examined the Registration Statement on Form S-8 to be filed by Nuance Communications, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on or about May 22, 2008 (the “Registration Statement”), relating to the registration under the Securities Act of 1933, as amended, of 3,712,162 shares of the Company’s Common Stock, $0.001 par value (the “Shares”) reserved for issuance pursuant to eScription, Inc. Amended and Restated 1999 Employee, Director and Consultant Equity Incentive Plan and Stand-Alone Restricted Stock Units. As your legal counsel, I have examined the proceedings taken and am familiar with the proceedings proposed to be taken by the Company in connection with the sale and issuance of the Shares pursuant to the eScription, Inc. Amended and Restated 1999 Employee, Director and Consultant Equity Incentive Plan and Stand-Alone Restricted Stock Units.
     It is my opinion that the Shares, when issued and sold in the manner referred to in the eScription, Inc. Amended and Restated 1999 Employee, Director and Consultant Equity Incentive Plan and Stand-Alone Restricted Stock Unit Agreement, as applicable, will be legally and validly issued, fully paid and nonassessable.
     I consent to the use of this opinion as an exhibit to the Registration Statement and further consent to the use of my name wherever appearing in the Registration Statement and any amendments thereto.
Very truly yours,
/s/ Garrison R. Smith
Garrison R. Smith
Associate General Counsel
Nuance Communications, Inc